Our File Number: 25922.00015
Writer’s Direct Dial Number: 561-650-0553
Writer’s E-Mail Address: mmitrione@gunster.com

December 28, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0308
Attn: Mark Webb, Legal Branch Chief

Re:	Responses to Comments on the Registration Statement on Form S-4 filed by 1st United Bancorp, Inc. on November 19, 2007 (File No. 333-147505)

Dear Mr. Webb:

          On behalf of 1st United Bancorp, Inc. (“Bancorp”) and Equitable Financial Group, Inc. (“Equitable”), we hereby provide the following responses in reply to the Staff’s comment letter dated December 19, 2007 (the “Comment Letter”) in connection with the above-referenced Registration Statement and certain related documents.

          The responses to the Staff’s comments are numbered to relate to the corresponding comments in the Comment Letter. For your convenience, each of our responses is preceded with an italicized recitation of the corresponding comment set forth in the Comment Letter. In general, the information contained in this correspondence with respect to Bancorp has been furnished by Bancorp and the information contained in this letter with respect to Equitable has been furnished by Equitable.

          Concurrently with the filing of this letter, Bancorp is filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to Registration Statement on Form S-4 (the “Amendment”), to revise and supplement the disclosure as requested by the Staff in the Comment Letter. In order to facilitate your review, together with a hard copy of this letter, we are forwarding to you copies of the Amendment, which are marked to show changes from the Registration Statement that was initially filed with the Commission on November 19, 2007. The page numbers referenced in this correspondence refer to the page number of the Amendment.

          We would also like to call to your attention certain changes that were made to the bank subsidiary merger structure since the date that the Form S-4 was filed. On December 19, 2007, Bancorp, Equitable, and Equitable Bank executed an amendment to the Merger Agreement, which provides that on the effective date of the Merger, 1st United Bank will merge with and into Equitable Bank and Equitable Bank will be the surviving entity. Prior to the Amendment, Equitable Bank

Gunster, Yoakley & Stewart, P.A.
Phillips Point • 777 South Flagler Drive, Suite 500 East • West Palm Beach, FL 33401 • 561.655.1980 • Fax: 561.655.5677 • www.gunster.com
FORT LAUDERDALE • JACKSONVILLE • MIAMI • PALM BEACH • STUART • TALLAHASSEE • VERO BEACH • WEST PALM BEACH

Securities and Exchange Commission
Division of Corporation Finance
December 28, 2007

would have merged with and into 1st United Bank and 1st United Bank would have been the surviving entity. Subsequent to the Merger, the combined bank will change its name to “1st United Bank” and adopt the articles and bylaws of 1st United Bank. Appropriate changes have been made to the disclosure in the Form S-4 and the Amendment to the Merger Agreement has been filed as an exhibit.

Form S-4

General

1.	Please confirm that Equitable did not provide financial projections to Bancorp.

Response: The Staff is supplementally advised that Equitable did not provide financial projections to Bancorp.

2.	Please revise your disclosure to include a table detailing the purchase price allocation in accordance with SFAS 141.

Response: In response to the Staff’s comment, we have revised the disclosure to include a table detailing the purchase price allocation in accordance with SFAS 141. The revised disclosure appears on page 12 as Note g. to the Condensed Consolidated Statement of Financial Condition of the Combined Company Pro Forma Financial Information (Unaudited).

Front Cover Page of the Prospectus

3.	Please revise the front cover page of the prospectus to include the title and amount of securities offered. Refer to Item 501(b)(2) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure on the cover page.

Summary, page 4

4.	Please revise the preamble to state that it highlights “the material” information, not “selected” from the document.

Response: In response to the Staff’s comment, the preamble on page 1 has been revised to state that the sections highlight “material” information from the proxy statement/prospectus.

Risk Factors

General

5.	Either delete the sentence about “additional risks and uncertainties,” or expand that concept into a separate risk factor.

Securities and Exchange Commission
Division of Corporation Finance
December 28, 2007

Response: Bancorp has revised the disclosure on page 20 in response to the Staff’s comment to clarify that all risks and uncertainties that Bancorp believes to be material to an Equitable shareholder’s decision to vote on the merger have been disclosed.

6.

The purpose of the Risk Factors section is to discuss the most significant factors that make investment in the company speculative or risky. It is not intended to be a place for the Company to offer assurances. However, on page 24 you make reference to the Company’s inability to offer assurances as to Bancorp’s ability to profit from future expansion. Instead of stating the Company’s inability to make assurances, please revise this portion of the Risk Factors section to merely state the material risks that exist due to the uncertainties addressed.

Response: In response to the Staff’s comment, the risk factor on page 23 has been revised.

Opinion of The Carson Medlin Company, page 32

7.	Revise this section to disclose the approximate dollar amount to be paid to Carson Medlin for its services in connection with the sale of Equitable and the rendering of its fairness opinion.

Response: In response to the Staff’s comment, the disclosure on page 36 has been revisedto disclose the approximate dollar amount to be paid to Carson Medlin for its services in connection with the sale of Equitable and the rendering of its fairness opinion.

8.	Revise this section to disclose the portion of the fee payable to Carson Medlin that is contingent upon the successful completion of the transaction.

Response: In response to the Staff’s comment, the disclosure on page 36 has been revisedto disclose the portion of the fee payable to Carson Medlin that is contingent upon the successful completion of the transaction.

9.

In performing its analysis of comparable merger transactions, Carson Medlin analyzed a select group of merger and acquisition deals (i.e. “Southeastern Transactions” and “Florida Transactions”). Please identify the specific transactions upon which the financial advisor relied.

Response: In response to the Staff’s comment, the disclosure on pages 33 and 34 has been revisedto identify the specific transactions upon which the financial advisor relied.

10.	Please identify the publicly traded companies used in the selected peer group analysis.

Response: In response to the Staff’s comment, the disclosure on page 36 has been revisedto identify the publicly traded companies used in the selected peer group analysis.

Securities and Exchange Commission
Division of Corporation Finance
December 28, 2007

Material United States Federal Income Tax Consequences of the Merger, page 39

11.	Please revise to make clear that the discussion is based on an opinion that has been filed.

Response: In response to the Staff’s comment, the disclosure on page 39 has been revised. In addition, attached as Exhibit 8.1 is the form of opinion related to tax matters, which Bancorp intends to file with the pre-effective amendment.

About Equitable

Management’s Discussion and Analysis

Guide III Disclosure

12.	We note the information you provided did not fully comply with the requirements of Guide III. Please revise to include the following:

	•	state whether yields on tax-exempt obligations have been computed on a tax-equivalent basis on page 68 (refer to Guide 3, Section II, paragraph B);

•

present separately the total amount of all such loans due after one year which (a) have predetermined interest rates, and (b) have floating and adjustable rates (refer to Guide 3, Section III, paragraph C); and,

	•	disclose the gross interest income that would have been recorded in the period if the non-accrual loans were current on page 135 (refer to Guide 3, section III, paragraph C).

Response: In response to the Staff’s comment, the disclosure on pages 65 and 66 has been revised.

About Bancorp

Management’s Discussion and Analysis

Guide III Disclosure

13.	We note the information you provided did not fully comply with the requirements of Guide III. Please revise to include the following:

	•	state whether yields on tax-exempt obligations have been computed on a tax-equivalent basis on page 94 (refer to Guide 3, Section II, paragraph B); and,

	•	disclose the gross interest income that would have been recorded in the period if the non-accrual loans were current on page 91 (refer to Guide 3, Section III, paragraph C).

Securities and Exchange Commission
Division of Corporation Finance
December 28, 2007

          Response: In response to the Staff’s comment, the disclosure on pages 92 and 95 has been revised.

Executive Compensation

Compensation Discussion and Analysis, page 130

14.

Place in context how and why determinations made with regard to one compensation element may or may not have influenced decisions made with respect to other compensation elements contemplated or awarded. Refer to Item 402(b)(1)(vi) of Regulation S-K. In particular, discuss how benefits and perquisites influenced decisions regarding other compensation elements.

Response: In response to the Staff’s comment, the disclosure on page 131 has been revised.

Cash Incentive Compensation, page 133

15.

Discuss in greater detail the cash incentive compensation plan. In particular, discuss and analyze the specific factors considered by the Committee in deciding to use the specific formula adopted. Refer to Item 402(b)(1)(v) of Regulation S-K.

Response: In response to the Staff’s comment, the disclosure on page 133 has been revised.

Elements of Post-Employment Compensation, page 134

16.

Explain how the Committee determined that the payment and benefit levels were appropriate under the various circumstances that trigger payments or provision of benefits under the termination and change of control agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Response: In response to the Staff’s comment, the disclosure on page 134 has been revised.

Summary Compensation Table for 2006, page 139

17.	Please include compensation information in the table for the three most highly compensated executive officers other than the PEO and PFO. See Item 402 of Regulation S-K.

Response: The officers listed in the Summary Compensation Table as “named executive officers” are the only “executive officers” of Bancorp. The named executive officers listed in the Summary Compensation Table are the sole persons in charge of Bancorp’s principal business functions and are the only officers who perform policy-making functions.

Securities and Exchange Commission
Division of Corporation Finance
December 28, 2007

Transactions with Management and Related Parties, page 146

18.

Please clarify that any loans made to related parties are on the same terms as those available to other persons not related to the lender. Please refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Response: In response to the Staff’s comment, the disclosure on page 147 has been clarified to reflect that any loans made to related parties are on the same terms as those available to other persons not related to the lender.

19.

Please include a statement of whether your policies and procedures for review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 are in writing, and, if not, how such policies are evidenced. You state that formal procedures have been adopted, but it is unclear whether these are written formal procedures. Please refer to Item 404(b)(1)(iv) of Regulation S-K.

Response: In response to the Staff’s comment, the disclosure on page 147 has been revised to reflect that the policies and procedures are in writing.

Legal Matters, page 147

20.	Please include the address of the firm giving the legality opinion. See Paragraph 23 of Schedule A of the Securities Act.

Response: In response to the Staff’s comment, counsel’s address was added to page 148.

Combined Company Pro Forma Condensed Financial Information (Unaudited)

Notes to the Combined Company Pro Forma Condensed Financial Information (Unaudited

Note g., page 13

21.

We note that you did not include amounts paid to Equitable option holders in determining the total merger consideration. Please tell us why you did not include the fair value of the exchanged awards in the purchase price allocation and revise as necessary.

Response: In response to the Staff’s comment, Bancorp revised the pro forma financial statements to reflect the amounts paid to Equitable option holders in determining the total merger consideration.

Note f., page 12

22.

We note the adjustment to cash related to (1) severance agreements $0.75 million, (2) Cash out of Equitable stock options $3.2 million, and (3) Contract termination fees $0.30 million on the pro forma balance sheet. Tell us how you determined the amounts presented are directly attributable to the merger and factually supportable,

Securities and Exchange Commission
Division of Corporation Finance
December 28, 2007

that is, within the scope of Article II of Regulation S-X. Please advise or revise to remove the aforementioned adjustments from the face of the pro forma financial statements. We would not object to footnote disclosure regarding this matter.

Response: In response to the Staff’s comment, Bancorp revised the pro forma financial statements to remove the amounts for the cashout of Equitable stock options and the contract termination fees from footnote (e). The cash out of the Equitable Stock Options are now part of the merger consideration reflected in footnote (f). With regard to the severance agreement adjustment, there are four severance agreements and signed stay bonus/severance agreements that provide for payments in the aggregate of $750,000. Bancorp believes that the adjustment for the severance agreements is proper as it is both directly attributable to the merger and factually supportable.

Note f., page 13

23.

We note the $3.3 million adjustment to other liabilities and retained earnings and on the pro forma statement of financial condition reflecting a reversal of 1st United Bancorp’s Allowance for Deferred Tax Asset due to projected earnings of the merged company. Tell us how you determined the amounts presented are factually supportable, that is, within the scope of Article II of Regulation S-X. Also, please tell us how you considered the guidance in SFAS 109. Please advise or revise to remove the aforementioned adjustments from the face of the pro forma financial statements. We would not object to footnote disclosure regarding this matter.

Response: In response to the Staff’s comment, Bancorp revised the pro forma financial statements to remove the reversal of the allowance for deferred tax asset in accordance with Article II of Regulation S-X. Bancorp has considered SFAS 109and believes that the allowance for deferred tax asset will be reversed in accordance with SFAS 109 primarily as a result of the pending merger. Bancorp has added footnote disclosure to reflect the likely SFAS 109 impact.

Exhibits

General

24.	Certain exhibits will be filed in the future. We may have comment once those documents are filed, so please provide the staff with copies as soon as practicable.

Response: Bancorp has filed all remaining exhibits with the Amendment.

25.	Please file as an exhibit to the registration statement a copy of the Carson Medlin board book for the transaction. Refer to Item 21(c) of Form S-4.

Response: Bancorp and Equitable appreciate the Staff’s need to review the materials presented by The Carson Medlin Company (“Carson Medlin”) to the Equitable Board of Directors at its October 1, 2007 meeting and summarized under the caption “Opinion of The Carson Medlin Company.” Equitable and The Carson Medlin Company, however, respectfully believe that these materials are of a confidential and proprietary nature. Consequently, the materials will be provided to the Staff under separate cover by counsel for

Securities and Exchange Commission
Division of Corporation Finance
December 28, 2007

Equitable on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. In accordance with such rules, counsel has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel also request confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Exhibit 8.1

26.	You may limit reliance on your opinion with regard to purpose, but not person. Please revise.

Response: In response to the Staff’s comment, counsel has revised the tax opinion.

* * *

          Please contact me at (561) 650-0553, via fax at (561) 671-2425 or via e-mail at mmitrione@gunster.com if you have any comments or questions about this letter.

Very truly yours,

Gunster, Yoakley & Stewart, P.A.

By	:/s/ Michael V. Mitrione

Michael V. Mitrione
Vice President

FTL 335379.2A